Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 30, 2024

Drilling Begins at Seabridge Gold's Iskut Project

Program targeting potential copper-gold porphyry systems

Toronto, Canada...Seabridge Gold (TSX:SEA) (NYSE:SA) reports today that this year's drill program at our 100%-owned Iskut Project has commenced testing for source copper-gold porphyries for the intermediate sulfidation epithermal mineral systems recognized in our 2023 program. The Iskut Project is located in the Golden Triangle of northwest B.C. about 30 kilometers by air from our KSM gold-copper district.

The search for source intrusions will employ three helicopter-portable drill rigs to complete approximately 15,000 meters of core drilling this year at a budgeted cost of $12 million.

Seabridge Chairman and CEO Rudi Fronk commented: "Last year's expansion of the Bronson Slope mineral resource and the new discoveries at Snip North have given us clear direction on where to focus our efforts.  These intrusive targets appear to be embedded in a district-scale structural trend that is similar in strike and width to our nearby KSM deposits. This year's work is dedicated to realizing the porphyry potential we had in mind when we acquired the Iskut project."

Regional geophysical surveys and surface geology have confirmed the district scale structural corridor that connects the Quartz Rise, Bronson Slope and Snip North targets. Substantial high-level expressions of a Cu-Au porphyry system fall along this regional trend. These multiple targets have only recently seen deep drilling and 2024 is planned to better evaluate their deeper porphyry potential.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project are located in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential for identifying the source copper-gold porphyries related to the mineral systems encountered at the Iskut Project to date; (ii) the drilling that is planned to be completed in 2024 and its cost; and (iii) the appearance of the intrusive targets being embedded within a district-scale structural trend that is similar in strike and width to our nearby KSM deposits.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the identified structural trend not being indicative of the presence of multiple porphyry deposits; and (iii) the availability of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com